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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                      Commission File Number:   000-26185
                                                               -----------------

                               Zany Brainy, Inc.
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            (Exact name of registrant as specified in its charter)

        2520 Renaissance Boulevard, King of Prussia, Pennsylvania 19406
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock, $.01 par value
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           (Title of each class of securities covered by this Form)

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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)   [X]        Rule 12h-3(b)(1)(i)   [_]
            Rule 12g-4(a)(1)(ii)  [_]        Rule 12h-3(b)(1)(ii)  [_]
            Rule 12g-4(a)(2)(i)   [_]        Rule 12h-3(b)(2)(i)   [_]
            Rule 12g-4(a)(2)(ii)  [_]        Rule 12h-3(b)(2)(ii)  [_]
                                             Rule 15d-6            [_]

   Approximate number of holders of record as of the certification or notice date: 0/(1)/ - All shares of Common Stock were canceled pursuant to the Order Confirming the Joint Consolidated Liquidating Plan of Reorganization that was signed and entered by the United States Bankruptcy Court for the District of Delaware on March 6, 2002. (Case No. 01-1749 (SLR))

       Pursuant to the requirements of the Securities Exchange Act of 1934, Zany Brainy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 21, 2002                By:  /s/ John V. Reilly
      ---------------------------        ---------------------------------------
                                         Name:  John V. Reilly
                                         Title: President

____________________
/(1)/ Under the terms of the Joint Consolidated Liquidating Plan of Reorganization that was proposed by the official committee of unsecured creditors and Zany Brainy, Inc. (the "Company") and its subsidiaries, which was confirmed by order of the United States Bankruptcy Court for the District of Delaware on March 6, 2002 (which order became final and nonappealable March 18,
2002), all equity interests in the Company were canceled.